SELFRIDGES&Co

02 NOV 15 AM 11:23

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

02060422

SUPPL

30 October 2002

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed herewith a copy of a recent announcement made to the London Stock Exchange on 29 October 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

Encs.

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

dlw 12/11

\StockExchange\SEC let.29.10.02.doc